UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Petrobras Argentina agrees with the Province of Neuquén on a 35-year extension of the exploitation concession over the Río Neuquén area

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Buenos Aires, June, 15, 2016 – Petrobras Argentina S.A. (Buenos Aires: PESA, NYSE: PZE) announces that the Executive Branch of the Province of Neuquén approved the Investment Memorandum of Agreement subscribed by the Parties on June 10, 2016 by means of Decree No. 776/2016 dated June, 13, 2016, whereunder a 35-year non-conventional exploitation concession is granted over the Río Neuquén area, including a 5-year pilot plan period.

This agreement mainly provides that Petrobras Argentina S.A.’s obligations include the execution of a pilot plan for the development of non-conventional hydrocarbons (“tight gas”) involving drilling of 24 wells and refurbishing of surface facilities from 2016 through 2020.

Production from the Rio Neuquén area in the Province of Neuquén currently amounts to 2.4 million m3/d of natural gas and 1900 barrels of liquid fuels per day.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: June 16, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer